

The Terminal @UrvinTerminal · Jul 21

We are all incredibly humbled by the fantastic support that we have received! The comments, commitments and feedback are invaluable. #thankful #TheTerminal

>  **The Terminal** @UrvinTerminal · Jul 20
>
> Invest in Urvin.Finance: The only finance-focused social platform w/ professional quality data and tools.. Disclosure: help.wefunder.com/en_US/testing-… wefunder.com/urvinfinance

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